Mr. Richie:

As discussed, on behalf of our client, Anzu Special Acquisition Corp. I, attached are proposed changes to the Anzu Board Reasons for the Merger in response to comment 1 in the Staff’s letter dated September 12, 2023.  We look forward to your response at your earliest convenience.

Best regards,

David

David Slotkin

Partner | Morrison & Foerster LLP

2100 L Street, NW, Suite 900 | Washington, DC 20037

P: (202) 887-1554

C: (202) 361-1829

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